Exhibit 99.1

For further information contact:

Fern Lazar/David Carey
Lazar Partners Ltd.
212-867-2768
flazar@lazarpartners.com/
dcarey@lazarpartners.com

GIVEN IMAGING ANNOUNCES RESULTS OF 2011 ANNUAL
SHAREHOLDERS’ MEETING

Yoqneam, Israel, May 5, 2011 - Given Imaging Ltd. (NASDAQ:GIVN) today announced the results of its annual shareholders’ meeting which was held yesterday in Yoqneam, Israel.  A total of 22,644,592 shares, or approximately 75%, of the total number of shares entitled to vote at the meeting, were represented, and all three proposed resolutions were approved.

The following resolutions were approved:

1.
Re-election of Israel Makov, Doron Birger, Prof. Anat Loewenstein, Arie Mientkavich, Nachum (Homi) Shamir, Dennert O. Ware and Ari Bronshtein as directors of the company until the next Annual General Meeting of Shareholders;

2.	Grant of equity compensation and payment of the 2010 bonus to the President and Chief Executive Officer of the Company; and

3.
Re-appointment Somekh Chaikin, a member of KPMG International, as the Company’s independent auditors until the Company’s next Annual General Meeting of Shareholders and authorization of the Company’s Audit Committee and Board of Directors to determine their remuneration.

The board of directors wishes to thank shareholders for participating and voting at this annual general meeting.

About Given Imaging Ltd.
Since pioneering the field of capsule endoscopy in 2001, Given Imaging has become a world leader in GI medical devices, offering health care providers a range of innovative options for visualizing, diagnosing and monitoring the digestive system. The company offers a broad product portfolio including PillCam® video capsules for the small bowel, esophagus and colon [PillCam® COLON not approved for use in the United States.], industry-leading ManoScan™ high-resolution manometry and Bravo® wireless and Digitrapper® pH and impedance products. Given Imaging is committed to delivering breakthrough innovations to the GI community and supporting its ongoing clinical needs. Given Imaging's headquarters are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia, Vietnam and Hong Kong. For more information, please visit www.givenimaging.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to successfully complete any necessary or required clinical studies with our products, (3) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (4) our success in implementing our sales, marketing and manufacturing plans, (5) the level of adoption of our products by medical practitioners, (6) the emergence of other products that may make our products obsolete, (7) lack of an appropriate bowel preparation materials to be used with our PillCam COLON capsule, (8) protection and validity of patents and other intellectual property rights, (9) the impact of currency exchange rates, (10) the effect of competition by other companies, (11) the outcome of significant litigation, (12) our ability to obtain reimbursement for our product from government and commercial payors, (13) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (15) the impact of global economic conditions, (16) our ability to successfully integrate acquired businesses, (17) changes and reforms in applicable healthcare laws and regulations, (18) adverse events related to our products or product quality issues that could require us to recall products and impact our sales, and (19) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2010. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.